EXHIBIT 3

Announcement of the judgment made by Taiwan High Court for the case that Chunghwa Post claims just compensation for the use of its land by Chunghwa Telecom

Date of events: 2011/01/17

Contents:

1.Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: Chunghwa Post Co., Ltd., Taiwan High Court, Civil Judgment of Taiwan High Court, 100 Chung-Shang-Geng-(1)-Tz 54.

2.Date of occurrence of the event:2012/01/17

3.Background and circumstances of the matter (including the property/subject matter under dispute):Chunghwa Post claims for the amount of NT$ 395,050,919 as just compensation for the use of its land by Chunghwa Telecom. Taiwan Taipei District Court reviewed and ruled this case again and granted NT$ 21,216,665 with interests for Chunghwa Post’s said motion.

4.Course and progression of handling of the matter: None

5.Effect on company finances and business and estimated monetary amount of the effect:NT$21,216,665 and its interests

6.Countermeasures and status of amelioration: We are considering to appeal.

7.Any other matters that need to be specified: None